Schwab Capital Trust - Exhibit 77M

On June 16, 2009, the Schwab Retirement Income Fund, a series of Schwab Capital Trust (the "Trust"), was merged into the Schwab Monthly Income Fund -
Enhanced Payout, another series of the Trust.
The merger was approved by each Fund's Board of Trustees via written consent on January 21, 2009.

On September 9, 2009, the Schwab Institutional
Select S&P 500 Fund, a series of Schwab Capital Trust
(the "Trust"), was merged into the Schwab S&P 500
Index Fund, another series of the Trust. The merger was approved by each Fund's Board of Trustees at a meeting held on April 27, 2009.